Exhibit 99.1

PETAQUILLA MINERALS LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended November 30, 2010 and Six Months Ended November 30, 2009

(Unaudited – Prepared by Management)

PETAQUILLA MINERALS LTD.
INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited, in United States Dollars) (See Note 1 Nature of Operations and Going Concern Uncertainty)

	November 30, 2010	May 31, 2010

Assets (Notes 11, 12, and 13)
Current assets
Cash and cash equivalents (Note 20)	$7,004,035	$4,625,649
Receivables	988,290	116,326
Inventory (Note 3)	2,825,983	3,634,715
Prepaid expenses	725,390	690,152
	11,543,698	9,066,842
Restricted cash (Note 7)	1,007,377	566,708
Long term stockpile inventory (Note 3)	3,187,181	1,107,316
Advances to suppliers	1,089,939	816,461
Property, plant and equipment (Notes 4 and 11)	9,002,742	9,916,595
Mineral properties (Note 5)	62,099,850	58,788,273
	$87,930,787	$80,262,195

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$23,787,268	$17,586,683
Current portion of deferred services and materials (Note 10)	3,153,394	3,153,394
Current portion of obligations under capital leases (Note 11)	2,584,380	4,136,032
Current portion of long-term debt (Note 9)	36,562	35,465
Current portion of deferred revenue (Note 22)	8,452,500	-
Senior secured notes (Note 12)	8,876,742	26,646,631
Convertible senior secured notes (Note 13)	9,899,905	44,837,991
	56,790,751	96,396,196
Long term debt (Note 9)	62,322	80,235
Obligations under capital leases (Note 11)	-	440,229
Senior secured notes (Note 12)	5,474,849	-
Convertible senior secured notes (Note 13)	12,790,506	-
Deferred revenue (Note 22)	36,110,000	-
Asset retirement obligation (Note 21)	4,878,374	4,698,650
	116,106,802	101,615,310
Non-controlling in terest	104,944	-

Commitments and contingencies (Notes 18 and 23)

Shareholders' deficiency
Share capital (Note 14)	110,560,215	102,334,997
Treasury shares, at cost	(122,193)	(122,193)
Warrants (Notes 14 and 16)	11,229,050	13,209,412
Contributed surplus (Note 14)	16,333,372	16,219,808
Equity component of convertible senior secured notes (Note 13)	495,121	495,121
Accumulated comprehensive loss	(6,733,242)	(6,733,242)
Deficit	(160,043,282)	(146,757,018)
	(28,280,959)	(21,353,115)
	$87,930,787	$80,262,195

On behalf of the Board:

“Richard Fifer”	- Director	“David Kaplan”	- Director

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited, in United States Dollars)

	Three months ended	Three months ended	Six months ended	Six months ended
	November 30, 2010	November 30, 2009	November 30, 2010	November 30, 2009
METAL SALES	$17,723,505	-	$32,667,721	-
COST OF SALES	9,996,879	-	20,289,772	-
AMORTIZATION AND DEPLETION	2,686,809	-	5,240,213	-
	5,039,817	-	7,137,736	-

EXPENSES
Accounting and legal	654,861	$628,172	917,806	1,096,701
Accretion of asset retirement obligation (Note 21)	89,862	88,653	179,724	147,984
Consulting fees	248,067	56,027	406,758	157,885
Filing fees	8,812	1,689	8,812	11,287
Investor relations and shareholder information	161,299	171,101	272,676	332,752
Office administration	561,906	349,733	1,009,069	620,869
Rent	28,600	36,139	56,870	90,244
Donations and community relations	343,075	181,710	673,467	511,760
Exploration and development costs (Note 6)	2,351,318	685,054	4,676,289	1,799,940
Stock-based compensation (Note 15)	96,336	118,413	279,893	159,798
Travel	267,316	206,740	363,755	550,854
Debt issuance costs (Note 22)	3,988,012	592,345	4,064,311	592,345
Wages and benefits (Note 17)	887,232	1,064,528	1,759,671	1,707,986
Total expenses	(9,686,696)	(4,180,304)	(14,669,101)	(7,780,405)

OTHER INCOME (EXPENSE)
Foreign exchange (loss) gain	(184,725)	(68,291)	(211,362)	(76,288)
Interest income	24,043	10,031	29,372	34,077
Interest on long-term debt	(179,786)	(56,612)	(256,251)	(70,981)
Power and drilling services	-	30,000	-	60,000
Mark-to-market loss on senior secured notes and convertible senior secured notes	(2,120,354)	(3,283,629)	(5,316,658)	(6,740,739)
Total other income (expenses)	(2,460,822)	(3,368,501)	(5,754,899)	(6,793,931)
Net (loss) income and comprehensive (loss) income for the period	$(7,107,701)	$(7,548,805)	$(13,286,264)	$(14,574,336)

Basic and diluted loss per share	$(0.06)	$(0.08)	$(0.11)	$(0.15)

Weighted average number of common shares outstanding	127,176,855	96,040,121	126,230,783	96,040,121

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.
INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY
(Unaudited, in United States dollars)

						Accumulated
	Number					Other
	of Common	Amount of	Treasury Shares	Contributed		Comprehensive	Accumulated
	Shares	Common Shares	(1)	Surplus	Warrants	Loss	Deficit
Balance as at May 31, 2008	95,958,641	$89,002,273	$(122,193)	$14,714,276	$11,771,374	$(2,084,526)	$(98,675,070)
Exercise of stock options	81,480	206,395	-	(168,732)	-	-	-
Stock-based compensation	-	-	-	869,890	-	-	-
Senior secured notes finders warrants	-	-	-	-	215,230	-	-
Senior secured notes warrants	-	-	-	-	706,802	-	-
Expiration of warrants	-	-	-	263,263	(263,263)	-	-
Warrant issue costs	-	-	-	-	(102,546)	-	-
Repricing of senior secured note warrants	-	-	-	(1,781,500)	1,781,500	-	-
Net loss	-	-	-	-	-	-	(21,099,866)
Exchange difference from translation of financial statements to US reporting currency	-	-	-	-	-	(4,648,716)	-
Balance as at May 31, 2009	96,040,121	$89,208,668	$(122,193)	$13,897,197	$14,109,097	$(6,733,242)	$(119,774,936)
Non-brokered private placements, net of finders’ fees	28,000,080	12,226,321	-	-	319,736	-	-
Exercise of stock options	768,750	542,201	-	(187,487)	-	-	-
Stock-based compensation	-	-	-	1,351,106	-	-	-
Expiration of warrants	-	-	-	1,158,992	(1,158,992)	-	-
Exercise of warrants	473,000	357,807	-	-	(60,429)	-	-
Net loss	-	-	-	-	-	-	(26,982,082)
Balance as at May 31, 2010	125,281,951	$102,334,997	$(122,193)	$16,219,808	$13,209,412	$(6,733,242)	$(146,757,018)
Exercise of warrants	9,232,500	7,911,196	-	-	(1,980,362)	-	-
Exercise of stock options	387,500	314,022	-	(166,329)	-	-	-
Stock-based compensation	-	-	-	279,893	-	-	-
Net loss	-	-	-	-	-	-	$(13,286,264)
Balance as at November 30, 2010	134,901,951	$110,560,215	$(122,193)	$16,333,372	$11,229,050	$(6,733,242)	$(160,043,282)
(1) 44,200 common shares

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, in United States Dollars)

	Three months ended	Three months ended	Six months ended	Six months ended
	November 30, 2010	November 30, 2009	November 30, 2010	November 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(7,107,701)	$(7,548,805)	$(13,286,264)	$(14,574,336)
Items not affecting cash:
Accretion of asset retirement obligation	89,862	88,653	179,724	147,984
Amortization and depletion	2,686,809	81,038	5,240,213	162,760
Amortization included in administration expense	83,463	-	163,711	-
Stock-based compensation	96,336	118,413	279,893	159,798
Debt issuance costs	3,988,012	592,345	4,064,311	592,345
Mark-to-market loss on senior secured notes and convertible senior secured notes	2,120,354	3,283,629	5,316,658	6,740,739
Foreign exchange gain on restricted cash	-	(82)	-	-
Changes in non-cash working capital items:
Increase in receivables	(76,417)	537,514	(871,964)	(398,281)
Increase in prepaid expenses	148,206	421,622	(35,238)	184,210
Decrease in inventory	(1,505,417)	(480,569)	(1,440,290)	(423,269)
Deferred services and materials	-	(30,000)	-	(60,000)
Increase (decrease) in accounts payable and accrued liabilities	(1,684,237)	2,397,745	(1,109,866)	1,979,536
Net cash used in operating activities	(1,160,730)	(538,497)	(1,499,112)	(5,488,514)
CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from exercise of warrants and options	6,129,445	-	6,151,375	-
Payment of capital lease obligations	(1,090,114)	(509,709)	(1,991,881)	(1,638,171)
Debt issuance costs	(3,988,012)	(92,345)	(4,064,311)	(92,345)
Repayment of long-term debt	18,559	(25,621)	(16,906)	(101,151)
Repayment of senior secured notes	(39,950,000)	(6,000,000)	(39,950,000)	(6,000,000)
Forward sale proceeds	45,000,000	-	45,000,000	-
Advance on forward sales	-	1,189,725	-	1,189,725
Proceeds from bridge loan	-	3,341,590	-	3,341,590
Interest paid	-	(208,843)	-	(208,843)
Net cash provided by financing activities	6,119,878	(2,305,203)	5,128,277	(3,509,195)
CASH FLOWS FROM INVESTING
Increase in restricted cash	203,187	-	(440,669)	-
Acquisition of property and equipment	72,531	(596,107)	(536,632)	(1,153,563)
Advances to suppliers	(37,539)	98,499	(273,478)	850,232
Investment in mineral properties	-	2,661,255	-	6,400,975
Net cash used in investing activities	238,179	2,163,647	(1,250,779)	6,097,644
Change in cash and cash equivalents	5,197,327	(680,053)	2,378,386	(2,900,065)

Cash and cash equivalents, beginning of period	1,806,708	1,355,156	4,625,649	3,575,168

Cash and cash equivalents, end of period	$7,004,035	$675,103	$7,004,035	$675,103

Supplemental disclosure with respect to cash flows (Note 20)

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in United States Dollars)
Six months ended November 30, 2010 and six months ended November 30, 2009

1.	NATURE OF OPERATIONS AND GOING CONCERN UNCERTAINTY

Petaquilla Minerals Ltd. (“the Company” or “Petaquilla”) was incorporated in the Province of British Columbia.

The Company is engaged in the mining and mineral exploration of gold-bearing mineral properties in Panama and operates under the rules and regulations of Ley Petaquilla No. 9 of February 26, 1997 which is a contractual arrangement between the Company and the Government of Panama. In accordance with Ley Petaquilla, the Ministry of Commerce and Industry of the Government of Panama issued a letter to the Company dated November 18, 2009, authorizing Petaquilla’s subsidiary, Petaquilla Gold, S.A., to initiate commercial production at its Molejon gold mine. Commercial production was subsequently achieved on January 8, 2010. The Company is also pursuing exploration activities centered on its 842 square kilometres of concessions in the Province of Colon, Panama.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company has experienced recurring operating losses and has accumulated an operating deficiency of $160,043,282 as at November 30, 2010 (May 31, 2010 - $146,757,018) and a shareholders’ deficiency of $28,280,959 at November 30, 2010 (May 31, 2010 – $21,353,115). Also the Company had a working capital deficiency of $45,247,053 at November 30, 2010 (May 31, 2010 - $87,329,354). Working capital is defined as current assets less current liabilities and provides a measure of the Company’s ability to settle liabilities that are due within one year with assets that are also expected to be converted to cash within one year.

The operating cash flow and profitability of the Company are affected by various factors including the amount of gold produced and sold, the market price of gold, operating costs, interest rates, environmental costs, the level of exploration activity, labour risk, risk of business disruption due to environmentalist activities, and political risk. The Company seeks to manage the risks associated with its business; however, many of the factors affecting these risks are beyond the Company’s control.

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements and accompanying notes have been prepared in conformity with Canadian Generally Accepted Accounting Principles (“GAAP”).

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries Adrian Resources (BVI) Ltd. (a British Virgin Island corporation), Petaquilla Minerals, S.A. (a Panama corporation), Instituto Petaquilla, S.A. (a Panama corporation), Petaquilla Gold, S.A. (a Panama corporation), Brigadas Verdes, S.A. (a Panama corporation), Aqua Azure, S.A. (a Panama corporation), Petaquilla Infraestructura Ltd. (a British Virgin Island corporation), Panama Desarrollo De Infraestructuras, S.A. (formerly Petaquilla Hidro, S.A.) (a Panama corporation), Panama Central Electrica, S.A. (a Panama corporation) and a 50.2% interest in Petaquilla Infraestructura, S.A. (a Panama corporation). The Company proportionately consolidates its 69% interest in a joint venture investment, Compania Minera Belencillo, S.A. (“Belencillo”) (a Panama corporation).

Variable interest entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, Consolidation of Variable Interest Entities (“AcG 15”) are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns. The Company has determined that it is the primary beneficiary of Azuero Mining Development, S.A. (a Panama corporation) and Panamanian Development and Infrastructure Ltd. (formerly Petaquilla Infrastructure Ltd.) (a British Columbia corporation) and these VIE’s are consolidated with the accounts of the Company in these consolidated financial statements. The Company does not have access to the assets of Azuero Mining Development, S.A. and the creditors of Azuero Mining Development, S.A. do not have recourse against the Company.

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in United States Dollars)
Six months ended November 30, 2010 and six months ended November 30, 2009

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

All inter-company transactions and balances have been eliminated upon consolidation.

Adoption of new accounting policies

In August 2009, the CICA amended Section 1625, Comprehensive Revaluation of Assets and Liabilities. This section has been amended as a result of issuing Business Combinations, Section 1582, Consolidated Financial Statements, Section 1601, and Non-controlling Interests, Section 1602, in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in the Company’s fiscal year beginning on June 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. If the Company adopts this section for a fiscal year beginning before June 1, 2011, it also adopts Section 1582. The adoption of this standard is not expected to have a material impact on the Company’s results of operations or its financial position.

In August 2009, the CICA amended Section 3855 to clarify the application of the effective interest method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition for accounting purposes. The amendments are applicable for the Company’s interim and annual financial statements for its fiscal year beginning June 1, 2011. Earlier adoption is permitted.

Accounting Policies to be Implemented Effective June 1, 2011

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replaces CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601, together with Section 1602, establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning June 1, 2011. Early adoption of this Section is permitted. If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

3.	INVENTORY

	November 30, 2010	May 31, 2010
Supplies	$1,790,208	$1,505,310
Ore stockpiles	3,375,963	1,398,074
Work in process	571,565	404,870
Finished goods	275,428	1,433,777
	6,013,164	4,742,031
Less: Ore stockpiles which will not be consumed for more than one year	3,187,181	1,107,316
	$2,825,983	$3,634,715

The amount of inventories recognized as an expense during the period is included in cost of sales in the Interim Consolidated Statements of Operations and Comprehensive Loss.

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in United States Dollars)
Six months ended November 30, 2010 and six months ended November 30, 2009

4.	PROPERTY, PLANT AND EQUIPMENT

		November 30, 2010			May 31, 2010
		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value
Equipment under capital leases	$10,808,072	$6,733,128	$4,074,944	$10,808,073	$6,011,701	$4,796,372
Equipment	9,782,077	5,956,257	3,825,820	9,294,346	5,322,109	3,972,237
Buildings	472,529	47,851	424,678	472,530	39,160	433,370
Vehicles	433,348	157,961	275,387	433,348	109,208	324,140
Computer equipment	291,671	145,002	146,669	262,105	121,475	140,630
Computer software	214,133	180,155	33,978	214,132	168,788	45,344
Land	188,533	-	188,533	188,533	-	188,533
Furniture and fixtures	47,637	14,904	32,733	28,302	12,333	15,969
	$22,238,000	$13,235,258	$9,002,742	$21,701,369	$11,784,774	$9,916,595

5.	MINERAL PROPERTIES

As at November 30, 2010, the Company has capitalized $62,099,850, net of revenue of $27,908,659, in mineral property costs. A total of $58,788,273, net of revenue of $27,908,659 was capitalized in mineral property costs as at May 31, 2010.

	November 30, 2010		May 31, 2010
Plant	$48,584,416	`	46,876,372
Plant equipment	2,973,133		2,973,133
Camp	5,560,774		5,553,824
Tailings ponds	4,040,107		1,599,202
Pre-stripping	2,328,509		-
Site improvements under construction	850,354		238,734
Asset retirement obligation (Note 21)	3,166,947		3,166,947
Capitalized interest expense	1,999,794		1,999,794
Depletion	(7,404,184)		(3,619,733)
	$62,099,850		$58,788,273

Molejon Property – Panama

The Molejon Property is located in the District of Donoso, Province of Colon, Panama. The project forms part of the Petaquilla Concession. The Company, through Petaquilla Gold, S.A., owns a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Petaquilla Concession, subject to a graduated 5% - 7% net smelter return, based on the gold price at the time of production. A phased Mine Development Plan was approved by Ministerial Resolution of the Government of Panama in September 2005. The Company proceeded with the development of the property and construction of the processing mill and commercial production was achieved on January 8, 2010.

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in United States Dollars)
Six months ended November 30, 2010 and six months ended November 30, 2009

6.	EXPLORATION AND DEVELOPMENT COSTS

Exploration and development costs incurred to develop the Company’s Molejon property and for exploration of the Oro del Norte property are detailed below:

	Six months ended November 30, 2010	Six months ended November 30, 2009	Three months ended November 30, 2010	Three months ended November 30, 2009

Temporary camp costs	$958,050	$-	$279,487	$-
Engineering and geologists	905,572	(46,707)	400,218	(46,707)
Trenching	1,478,490	-	847,984	-
Surface exploration and delineation	-	1,053,329	-	492,789
Drilling costs	375,439	285,564	195,370	96,126
Environment	2,650	34,184	(5,946)	(423)
Logistics	100,189	109,381	48,120	56,068
Assaying	363,898	-	192,833	-
Transportation	70,659	-	24,991	-
Indirect drilling costs	-	133,030	-	31,610
Engineering and design	-	123,643	-	15,000
Communications	72,913	68,096	60,764	34,993
Administration	100,879	-	81,716	-
Topography	247,550	(707)	225,781	-
Bridges and roads	-	40,127	-	5,598
	$4,676,289	$1,799,940	$2,351,318	$685,054

7.	RESTRICTED CASH

The Company has $1,007,377 in bank accounts and term deposits (May 31, 2010 - $566,708) which is being held to guarantee credit cards, royalties payable to the Government of Panama and a performance bond for compliance with environmental laws in Panama. Interest rates on these deposits range from 0.5% to 4.875%.

8.	OPERATING CREDIT LINE FACILITY

The Company has an operating credit line facility with Banco Bilbao Vizcaya Argentaria (Panama) S.A. (“BBVA”) up to a maximum of $13,379,554. The facility is converted to capital leases when the asset purchases are completed. The facility has a fixed rate of 9% on $11,018,456 and 6% on $2,361,098, is secured by the assets purchased and is registered with the Public Registry of the Republic of Panama. At November 30, 2010 there is a remaining credit line balance of $332,511 available upon which the Company may draw.

9.	LONG-TERM DEBT

During fiscal 2010, the Company arranged bank loan financing of $115,700 for the purchase of vehicles. The loan is secured by the purchased vehicles.

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in United States Dollars)
Six months ended November 30, 2010 and six months ended November 30, 2009

9.	LONG-TERM DEBT (continued)

The following table summarizes the loans outstanding as at November 30, 2010 and May 31, 2010:

	November 30, 2010	May 31, 2010
Vehicle loan, repayable at $3,733 per month, including interest at 10%, due May 2013	$98,884	$115,700
Less: current portion	(36,562)	(35,465)
	$62,322	$80,235

10.	DEFERRED SERVICES AND MATERIALS TO BE PROVIDED TO IMN RESOURCES INC.

On September 30, 2007, Petaquilla Gold S.A. (“Gold”), a subsidiary of the Company entered into a Service Agreement with Minera Panama S.A. (“MPSA”) (formerly Petaquilla Copper S.A.) to provide electric generation, aggregate for construction and the rental of a drill machine (collectively, the “services”) for a 3-year period. In return for receiving certain benefits and assurances, payment for services was assumed and prepaid by IMN Resources Inc. (“IMN”) (formerly Petaquilla Copper Ltd.), a wholly owned subsidiary of Inmet Mining Corporation, in the amount of $4,404,000. Services provided to date include the rental of a drill and the generation of electricity.

	November 30, 2010	May 31, 2010
	$3,153,394	$3,153,394
Current portion	3,153,394	3,153,394
Non-current portion	$-	$-

11.	CAPITAL LEASE OBLIGATIONS

The Company entered into four capital lease arrangements with Banco Bilbao Vizcaya Argentaria (Panama) S.A. (“BBVA”) for the purchase of equipment to advance the Molejon project into production.

The equipment includes but is not restricted to: ball mills, a Metso crushing plant, cranes and an aggregate crushing plant.

As a condition of the leases, the equipment will serve as collateral throughout the amortization period and will be registered with the Public Registry of the Republic of Panama. Further, IMN has pledged a term deposit in the amount of $2,361,098 (May 31, 2010 - $2,361,098) as additional security.

Future minimum lease payments on the capital lease obligations are as follows:

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in United States Dollars)
Six months ended November 30, 2010 and six months ended November 30, 2009

11.	CAPITAL LEASE OBLIGATIONS (continued)

	November 30, 2010	May 31, 2010
2011	$2,678,880	$4,376,667
2012	-	447,080
	2,678,880	4,823,747
Less imputed interest of 9%	(94,500)	(247,486)
Total	2,584,380	4,576,261
Current obligation	(2,584,380)	4,136,032
Long- term obligation	$-	$440,229

12.	SENIOR SECURED NOTES

	November 30, 2010	May 31, 2010
Senior secured notes due to related parties	$11,050,725	$20,672,235
Senior secured notes due to third parties	3,300,866	5,974,396
	14,351,591	26,646,631
Less estimated current portion	(8,876,742)	(26,646,631)
	$5,474,849	$-

The Notes bear interest at an annual rate of 15%.

The Notes have a maturity date of five years from date of issuance with a 20% premium on principal to be paid at maturity. The Company has the right to redeem the Notes at any time at 120% of the principal amount plus any accrued or unpaid interest on the Notes. The holders of the Notes can give six months notice to cause the Company to purchase all of the Notes then outstanding at a price equal to the sum of (a) 120% of the principal amount of such Notes to be purchased and (b) accrued and unpaid interest on the principal amount of the Notes.

The Company initially issued 60,000 Notes. Each Note was issued with 382 share purchase warrants. Each warrant entitled the holder to purchase one common share at CAD$ 2.30 for a period of five years from the date of purchase. On April 17, 2009, the Company re-priced these warrants to entitle the holder to purchase one common share at CAD $0.65 for the remainder of the warrant period with the provision that, if the closing trading price of the Company’s common shares on the TSX is CAD$ 1.00 or more for a period of 30 consecutive trading days, the Company has the option to require the earlier exercise of the warrants. The effect of re-pricing the warrants was an increase in the value of the warrants of $1,781,500 and a decrease in contributed surplus for the same amount.

The Notes contain an embedded derivative as a result of the call and put options. The Company is unable to fair value the embedded derivative component separately and thus has classified the combined contract as a financial liability that is held for trading.

On September 30, 2008 the Company redeemed 36,032.376 Notes at 120% of their principal value for a total payment of $43,238,852, resulting in a loss of $10,983,735.

On October 1, 2008, the Company issued an additional 20,000 Notes under the $60 million senior secured notes indenture for net proceeds of $15,874,958. These Notes contain the same terms and conditions as the previous issue under the indenture with the exception of the 382 share purchase warrants. These Notes did not include any warrants.

On March 25, 2009, the Company redeemed 17,500 Notes at 120% of their principal value for a total payment of $21,000,000, resulting in a loss of $2,147,247.

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in United States Dollars)
Six months ended November 30, 2010 and six months ended November 30, 2009

12.	SENIOR SECURED NOTES (continued)

On September 15, 2009 the Company redeemed 5,000 Notes at 120% of their principal value plus interest for a total payment of $6,208,844. This payment was financed in part by a $5,129,600 prepayment on forward gold sales of 5,600 ounces at a net price of $916 per ounce.

There were two additional scheduled repayments of principal, premium and interest totalling $9,443,405 that were due in March 2010 and May 2010. Of the amounts due, the Company paid out $857,594. Under the terms of the Indenture an event of default occurred and the Notes became due on demand at the option of the Note holders or the Trustee.

On September 23, 2010, the Company paid $13,952,574 in principal, premium and interest on the Notes from the proceeds of a Forward Gold Purchase Agreement, entered with Deutsche Bank as is mentioned in note 22. As part of the Forward Gold Purchase Agreement, the Note holders were required to enter into an inter-creditor agreement with the Company which prevents the Note holders from taking action as a result of the event of default that occurred, until the Company’s obligations under the Forward Gold Purchase Agreement have been satisfied. The impact of the Inter-Creditor Agreement on the Notes is as follows:

a)	The security for the Notes became subordinated to the security granted under the Forward Gold Purchase Agreement with Deutsche Bank;

b)

No interest or principal payments are required on the Notes until March 22, 2011. After March 22, 2011, the Company is only required to make scheduled interest payments on the Notes as they become due until the Notes mature five years and one day after closing of the Forward Gold Purchase Agreement with Deutsche Bank;

c)

Until the Company’s obligations under the Forward Gold Purchase Agreement with Deutsche Bank are satisfied, the holder of the Notes are not permitted to take any action as a result of an event of default that has occurred pursuant to the indenture;

d)

If the Company is able to negotiate new financing arrangements satisfying certain conditions, the proceeds of such financing will be used to prepay the outstanding balance of principal, premium and interest on the Notes.

At November 30, 2010 the Notes have been adjusted to their fair market value of $14,351,591 using a discount rate of 10.18%.

The Notes are guaranteed, on a joint and several basis, by all of the assets of the Company and of the Company’s subsidiaries. The security for the Notes is subordinated to the security granted under the Forward Gold Purchase Agreement with Deutsche Bank.

13.	CONVERTIBLE SENIOR SECURED NOTES

	November 30, 2010	May 31, 2010
Convertible notes due to related parties	$22,463,507	$44,397,509
Convertible notes due to third parties	226,904	440,482
	22,690,411	44,837,991
Less estimated current portion	(9,899,905)	(44,837,991)
	$12,790,506	$-

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in United States Dollars)
Six months ended November 30, 2010 and six months ended November 30, 2009

13.	CONVERTIBLE SENIOR SECURED NOTES (continued)

On March 25, 2009 the Company closed $40,000,000 of a convertible senior secured note (“Convertible Notes”) financing. The Convertible Notes bear interest at an annual rate of 15%, of which the first year is prepaid. The Convertible Notes mature two years from the date of issuance at 110% of the principal. The Company has the right to redeem the Convertible Notes at any time at 110% of the principal amount plus any accrued or unpaid interest. Each Convertible Note in the principal amount of $1,000 is convertible into common shares at CAD$ 2.25 per share.

The Convertible Notes contained an embedded derivate as a result of the call option. The Company is unable to fair value the embedded derivative component separately and thus has classified the combined contract as a financial liability that is held for trading.

Interest of $829,545 on the Convertible Notes was due on May 15, 2010. Of this amount the Company paid $342,406. Under the terms of the Indenture an event of default occurred and the Convertible Notes became due on demand at the option of the Convertible Note holders or the Trustee.

On September 23, 2010, the Company paid $25,997,426 in principal, premium and interest on the Convertible Notes from the proceeds of a Forward Gold Purchase Agreement entered with Deutsche Bank as is mentioned in note 22. As part of the Forward Gold Purchase Agreement, the Convertible Note holders were required to enter into an inter-creditor agreement with the Company which prevents the Convertible Note holders from taking action as a result of the event of default that occurred, until the Company’s obligations under the Forward Gold Purchase Agreement have been satisfied. The Inter-Creditor Agreement on the Convertible Notes is as follows:

a)	The security for the Convertible Notes became subordinated to the security granted under the Forward Gold Purchase Agreement with Deutsche Bank;

b)

No interest or principal payments are required on the Convertible Notes until March 22, 2011. After March 22, 2011, the Company is only required to make scheduled interest payments on the Convertible Notes as they become due until the Convertible Notes mature five years and one day after closing of the Forward Gold Purchase Agreement with Deutsche Bank;

c)

Until the Company’s obligations under the Forward Gold Purchase Agreement with Deutsche Bank are satisfied, the holder of the Convertible Notes are not permitted to take any action as a result of an event of default that has occurred pursuant to the indenture;

d)

If the Company is able to negotiate new financing arrangements satisfying certain conditions, the proceeds of such financing will be used to prepay the outstanding balance of principal, premium and interest on the Convertible Notes.

At November 30, 2010, the Convertible Notes were adjusted to their fair market value of $22,690,411 using a 10.18% discount rate.

The Convertible Notes are guaranteed, on a joint and several basis, by all of the assets of the Company and of the Company’s subsidiaries. The security for the Convertible Notes is subordinated to the security granted under the Forward Gold Purchase Agreement with Deutsche Bank.

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in United States Dollars)
Six months ended November 30, 2010 and six months ended November 30, 2009

14.	SHARE CAPITAL, WARRANTS AND CONTRIBUTED SURPLUS

At November 30, 2010, the Company had unlimited authorized common shares without par value and unlimited authorized preferred shares without par value. The Board of Directors will assign the rights and privileges to each series of preference shares upon issue.

In December 2009, the Company closed a non-brokered private placement of 24,000,000 common shares at a price of CAD $0.50 per share, raising gross proceeds of $11,328,236. In connection with the closing of the private placement, the Company has paid finders’ fees in the amount of $566,412.

In May 2010, the Company issued 4,000,080 units at a price of CAD$ 0.50 per unit, raising gross proceeds of $1,888,077. Each unit consisted of one common share and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for a period of two years at an exercise price of CAD$ 0.85 per share. The Company paid finders’ fees of $103,844 plus 100,002 warrants exercisable for a period of two years at an exercise price of CAD$ 0.85 per share. The fair value of the finders’ warrants was $15,225.

15.	STOCK OPTIONS

On November 18, 2008, the Company received approval for its stock option plan which authorizes the Board of Directors to grant incentive stock options to directors, officers and employees. The maximum number of shares reserved for issuance under the Company’s Plan was 10,700,000.

On October 18, 2010, the Company’s plan was amended. The Company received approval for its stock option plan which authorizes the Board of Directors to grant incentive stock options to directors, officers and employees. The maximum number of shares reserved for issuance under the Company’s Plan is 12,500,000.

The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares. The exercise price of the options will be determined by the five day volume weighted average price of the Company’s shares prior to the date of the grant. Options granted must be exercised no later than 10 years after the date of grant or such lesser period as may be determined by the Board. The Board may at its discretion in any granting of an option set a vesting period whereby the option may only be exercisable in pre-determined instalments.

Stock option transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price (CAD$)
Balance at May 31, 2009	8,435,853	1.64

Granted	5,365,000	0.37
Exercised	(768,750	0.48
Cancelled	(3,245,080)	2.08
Forfeited	(1,532,653)	1.65
Expired	(30,000)	0.26
Balance at May 31, 2010	8,224,370	0.75

Granted	760,000	0.77
Exercised	(387,500)	0.39
Cancelled	(187,100)	0.79
Forfeited	(462,500)	0.35
Expired	(50,000)	0.61

Balance at November 30, 2010	7,897,270	0.69

Number of stock options exercisable	4,053,702	0.71

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in United States Dollars)
Six months ended November 30, 2010 and six months ended November 30, 2009

15.	STOCK OPTIONS (continued)

As at November 30, 2010, the following stock options were outstanding as follows:

Number of Shares Outstanding	Exercise Price (CAD$)	Expiry Date
786,000	0.54	February 1, 2011
118,800	0.26	July 11, 2011
762,262	1.05	January 15, 2012
755,208	2.01	January 15, 2012
100,000	2.25	June 20, 2012
50,000	2.49	July 12, 2012
300,000	0.52	December 1, 2013
2,900,000	0.23	November 18, 2014
475,000	0.87	January 5, 2015
475,000	0.57	March 25, 2015
350,000	0.53	April 30, 2015
65,000	0.48	May 13, 2015
685,000	0.75	November 1, 2015
75,000	1.00	November 29, 2015
7,897,270

The weighted average fair value of stock options granted is estimated to be CAD $0.48 for the six months ended November 30, 2010 (six months ended November 30, 2009 – CAD $0.37) by using the Black-Scholes options pricing model with the following weighted average assumptions:

	Six Months Ended	Six Months Ended
	November 30, 2010	November 30, 2009
Risk-free interest rate	1.43%	2.41%
Expected dividend yield	-	-
Expected stock price volatility	101%	77%
Expected option life in years	2.0	5.00

16.	SHARE PURCHASE WARRANTS

Share purchase warrant transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price (CAD$)
Balance at May 31, 2009	34,953,280	1.03
Issued	2,100,042	0.85
Exercised	(473,000)	0.65
Expired	(1,691,875)	3.50
Balance at May 31, 2010	34,888,447	0.90
Issued	0	0
Exercised	(9,232,500)	0.65
Expired	0	0
Balance at November 30, 2010	25,655,947	0.99

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in United States Dollars)
Six months ended November 30, 2010 and six months ended November 30, 2009

16.	SHARE PURCHASE WARRANTS (continued)

In December 2009, the Company closed a non-brokered private placement of 24,000,000 common shares at a price of CAD $0.50 per share, raising gross proceeds of $11,328,236. In connection with the closing of the private placement, the Company has paid finders’ fees in the amount of $566,412.

On May 21, 2010, the Company issued 4,000,080 units at a price of CAD$ 0.50 per unit, raising gross proceeds of $1,888,077. Each unit consisted of one common share and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for a period of two years at an exercise price of CAD$ 0.85 per share. The Company paid finders’ fees of $103,844 plus 100,002 warrants exercisable for a period of two years at an exercise price of CAD$ 0.85 per share. The fair value of the finders’ warrants was $15,225.

No warrants were issued during the six months ended November 30, 2010 or the six months ended November 30, 2009.

At November 30, 2010, the following warrants were outstanding as follows:

Number of Warrants Outstanding	Exercise Price (CAD$)	Expiry Date
9,424,605	$1.54	October 17, 2011
2,100,042	$0.85	May 21, 2012
8,456,780	$0.65	May 21, 2013
1,762,800	$0.65	June 4, 2013
3,911,720	$0.65	July 9, 2013
25,655,947

17.	RELATED PARTY TRANSACTIONS

Related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the transacting parties.

During the six months ended November 30, 2010:

a)	The Company paid fees of $464,000 to a company controlled by the Chairman (six months ended November 30, 2009 – $114,727).

b)	The Company paid for goods and services of $90,367 (six months ended November 30, 2009 - $45,510) to companies controlled by the Chairman.

c)

Of the total mark-to-market losses on Notes and Convertible Notes, $4,805,742 was attributable to Notes and Convertible Notes held by companies related to one director. During the six months ended November 30, 2009 a loss of $906,297 was attributable to Notes and Convertible Notes held by companies related to one director.

At November 30, 2010, excluding related party Notes and related party Convertible Notes (Notes 12 and 13), $49,405 was owed to related parties.

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in United States Dollars)
Six months ended November 30, 2010 and six months ended November 30, 2009

18.	COMMITMENTS

	Less than 1 Year	2 Years	3 Years	4-5 Years	More than 5 Years

Office lease	$56,380	Nil	Nil	Nil	Nil

Equipment lease	$2,584,380	Nil	Nil	Nil	Nil

Senior secured notes	$8,876,742	$488,682	$441,389	$4,544,778	Nil

Convertible senior secured notes	$9,899,905	$1,412,569	$1,275,865	$7,093,067	$3,009,005

Long term debt	$36,562	$40,496	$21,826	Nil	Nil

Fundacion Petaquilla	$1,200,000	$1,200,000	$1,200,000	$1,200,000	$3,000,000

Forward Gold Purchase Agreement (Note 22)	$8,542,500	$12,098,295	$11,724,625	$12,287,080	Nil

Asset retirement obligation	Nil	Nil	Nil	Nil	$7,312,356

The Company has committed funding of $100,000 per month to Fundacion Petaquilla for the life of the Molejon mine. Fundacion Petaquilla promotes a sustainable development culture, administering social programs in the area around the Molejon property.

19.	FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Fair Values

The fair value of the Company’s current assets and liabilities including cash and cash equivalents, receivables, restricted cash and accounts payable and accrued liabilities approximates their carrying values due to the immediate or short-term maturity of these financial instruments. The carrying amounts of the Company’s long term debt and obligations under capital leases approximate fair value due to their interest rates being in line with market rates.

The Company’s Notes and Convertible Notes are measured on initial recognition using the residual method. Subsequent fair value measurement is based on a discounted cash flow model using a discount rate of 10.18% at November 30, 2010 (May 31, 2010 – 12.0%) and estimated payment dates of March 22, 2011 based on the partial payments made on September 22, 2010 and the assumption mentioned in Notes 12 and 13.

The amendments to Section 3862 introduce a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices of) or indirectly (i.e. derived from prices); and

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in United States Dollars)
Six months ended November 30, 2010 and six months ended November 30, 2009

19.	FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

Level 3 – inputs for the asset or liability that are not based on observable market data.

At November 30, 2010, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities measured and recognized in the balance sheet at fair value are categorized as follows:

	Level 1	Level 2	Level 3
Senior secured notes	-	-	$14,351,591
Convertible senior secured notes	-	-	22,690,411

An analysis of these notes including related gains and losses during the six months is as follows:

	Six months ended November 30, 2010	Six months ended November 30, 2009
Balance at beginning of the year

Senior secured notes	$26,646,631	$29,407,502
Convertible senior secured notes	44,837,991	34,794,455
	71,484,622	64,201,957

Repayment of senior secured notes and convertible senior secured notes	(39,950,000)	(6,000,000)

Mark-to-market losses included in net income	5,507,380	6,529,737

Balance at end of the quarter	$37,042,002	$64,731,694

(b) Financial Instrument Risk Exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, and accounts receivable. The Company has reduced its credit risk by investing its cash and cash equivalents and restricted cash in term deposits with financial institutions that operate globally. There is also minimal risk associated with accounts receivable as the payment for gold sales is received prior to the gold being credited to the customer’s account at the refinery.

Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares, senior secured debt, convertible senior secured debt and leasing arrangements to develop the Molejon gold project and may require doing so again in the future.

The Company has been unable to meet all of its obligations with respect to scheduled repayments of principal, premium and interest on its Notes and interest on its Convertible Notes. Total payments of $10,272,950 were due in March and May 2010. Of this total, the Company paid $1,200,000. Under the terms of the Indenture an event of default occurred and the Notes and Convertible Notes became due on demand at the option of the Note holders and Convertible Note holders or the Trustee.

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in United States Dollars)
Six months ended November 30, 2010 and six months ended November 30, 2009

19.	FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

During the quarter ended November 30, 2010, the Company paid $39,950,000 in principal, premium and interest on the Notes and Convertible Notes from the proceeds of a gold forward purchase agreement. As part of the gold forward purchase agreement, the Note holders and Convertible Note holders were required to enter into an inter-creditor agreement with the Company which prevents the Note holders and Convertible Note holders from taking action as a result of the event of default that occurred, until the Company’s obligations under the forward gold purchase agreement have been satisfied. (See Note 22)

Market risk

(i) Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include: Canadian dollar denominated cash and cash equivalents, restricted cash, accounts receivable and accounts payable. As the Company conducts the vast majority of its activities in United States dollars, changes in the exchange rate between the Canadian dollar and the United States dollar have a minimal effect on the Company’s net earnings and other comprehensive income.

(ii) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Cash and cash equivalents and restricted cash bear interest at fixed rates.

Other current financial assets and liabilities are not exposed to interest rate risk because they are non-interest bearing.

The operating credit line facility, capital leases, and long-term debt bear interest at a fixed rate and are also not exposed to interest rate risk.

(c) Capital Management

The Company’s objectives of capital management are intended to safeguard the entity's ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital structure of the Company consists of long term debt (Note 9), leases (Note 11), Notes (Note 12), Convertible Notes (Note 13) and equity attributable to common shareholders, comprised of issued capital, contributed surplus and deficit. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares, senior secured debt, convertible senior secured debt and leasing arrangements to develop the project and may require doing so again in the future.

The Company is monitoring market conditions to secure funding at the lowest cost of capital. The Company is exposed to various funding and market risks which could curtail its access to funds.

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in United States Dollars)
Six months ended November 30, 2010 and six months ended November 30, 2009

20.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three months ended	Three months ended	Six months ended	Six months ended
	November 30, 2010	November 30, 2009	November 30, 2010	November 30, 2009
Non-cash investing and financing activities
Share capital options exercised	$6,129,445	$-	$6,151,375	$-
Contributed surplus options exercised	(6,129,445)	-	(6,151,375)	-
Deb issuance costs	-	500,000	-	500,000
Mineral properties financed through payables	4,540,610	2,206,591	7,309,757	9,448,996
Property and equipment financed through payables	-	-	-	185,718
Amortization allocated to ending inventory	(27,417)	-	19,834	-
Depletion allocated to ending inventory	44,738	-	214,564	-
Deferred services and materials financed by a reduction in amounts payable to IMN	-	30,000	-	60,000

Interest paid in cash	$80,717	$208,843	$157,182	$208,843
Income taxes paid in cash	-	-	-	-

	November 30, 2010	May 31, 2010
Cash and cash equivalents consist of:
Cash	$7,004,035	$4,625,649

21.	ASSET RETIREMENT OBLIGATION

The Company’s asset retirement obligation relates to site restoration and cleanup costs for its Molejon gold project located in Panama.

A reconciliation of the provision for asset retirement obligation is as follows:

Balance at May 31, 2008	$4,333,216
Accretion	331,504
Balance at May 31, 2009	4,664,720
Accretion	325,287
Adjustment for change in estimate of timing of cash flows	(291,357)
Balance at May 31, 2010	$4,698,650
Accretion	179,724
Balance as at November 30, 2010	$4,878,374

The provision for asset retirement obligation is based upon the following assumptions:

a)	The total undiscounted cash flow required to settle the obligation is approximately $7,300,000;
b)	Asset retirement obligation payments are expected to occur during fiscal years 2016 and 2017;
c)	A credit adjusted risk-free rate of 7.65% has been used to discount cash flows.

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in United States Dollars)
Six months ended November 30, 2010 and six months ended November 30, 2009

22.	DEFERRED REVENUE

On September 22, 2010, the Company entered into a Forward Gold Purchase Agreement (“the Agreement”) with Deutsche Bank, AG (“Deutsche Bank”), in an amount of $45,000,000. Under the terms of the Agreement, the Company has sold to Duetsche Bank, a Contract Quantity of Gold being 66,650 ounces.

For any shortfall in the number of gold ounces the Company is required to deliver, the Company is required to pay the amount in US dollars equal to the shortfall in gold ounces required to be delivered multiplied by the gold price on the scheduled delivery date. Interest will be charged on the shortfall at the LIBOR rate plus 2% per annum (based on 360 days/year) and is due on demand. However, under the Agreement the Company may deliver the monthly shortfall in gold, plus interest, if it can do so within 30 days of the monthly delivery date. The Company is only allowed to exercise this right no more frequently than twice in total during the term of the Agreement and no more frequently than once during any six month period.

The following table summarizes the above noted delivery requirements on an annual basis:

Delivery Obligation – 2011 to 2016	Ounces per month	Total ounces

November - May 2011	500	3,500

Total delivery requirements for fiscal year 2011		3,500

June 2011 - April 2012	1,110	12,210

May 2012	1,485	1,485

Total delivery requirements for fiscal year 2012		13,695

June 2012 - May 2013	1,485	17,820

Total delivery requirements for fiscal year 2013		17,820

June 2013 - April 2014	1,485	16,335

May 2014	900	900

Total delivery requirements for fiscal year 2014		17,235

June 2014 - May 2015	900	10,800

Total delivery requirements for fiscal year 2015		10,800

June 2015 - September 2015	900	3,600

Total delivery requirements for fiscal year 2016		3,600

Total Ounces to be Delivered		66,650

As of November 30, 2010, the Company had delivered 500 ounces under the terms of the Agreement and has an obligation to deliver 66,150 ounces in future periods in accordance with the table above. The current portion of deferred revenue represents the revenue expected to be recognized in the following year in respect of gold to be delivered pursuant to this Agreement. As at November 30, 2010, $8.5 million and $36.1 million represent the current and long-term remaining ounces, respectively, to be delivered under the Agreement.

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in United States Dollars)
Six months ended November 30, 2010 and six months ended November 30, 2009

22.	DEFERRED REVENUE (continued)

Upon closing, the Company received $1.2 million cash, for general corporate purposes. $3.9 million was paid in financing fees to parties involved in the Agreement. The remaining $39.9 million was paid, on a pro-rata basis, to note holders of the Senior Secured Notes and Convertible Senior Secured Notes.

In addition, should the gold price be in excess of $875 per ounce, the Company will receive from Deutsche Bank, an additional gold payment amount equal to the product of the monthly quantity of gold delivered in that month and the amount by which the gold price exceeds $875 per ounce, limited to $415 per ounce.

If on any business day on or after September 1, 2010 and on or prior to December 31, 2013, the gold price is less than $1,000 per ounce, then Deutsche Bank may, by notice to the Company, requires that the Company enter into, on commercially reasonable terms, a fixed-for-floating swap or any combination of gold derivative instruments that would have the net effect of reducing the Company’s exposure to movements in the gold price. The mandatory hedging which the Deutsche Bank may require pursuant to this shall be restrictive to the period commencing on the Notice Date and ending on December 31, 2013.

23.	CONTINGENCIES

1)

On November 13, 2008 the Autoridad Nacional del Ambiente (“ANAM”), the environmental agency of the Government of the Republic of Panama, issued a Resolution purporting to fine the Company and its present and former affiliates $1,000,000 for alleged violations of environmental laws that took place on the main Petaquilla Copper Concession in 2005 and an additional $934,695 for damages. On November 26, 2008, ANAM, by Resolution, approved the Company’s Environmental Impact Study (“EIS”) Category III submitted in July 2007 for the Molejon Gold Project. The Resolution sets out a number of conditions to be satisfied before the Company can attain full commercial production. Based on the approval of the EIS, the Company filed for reconsideration by ANAM to have the fines reduced to nil. In January 2009, the Company was advised that ANAM had not accepted the Company’s request for reconsideration that the amount of the financial sanctions purportedly levied against the Company and its present and former affiliates be reduced to nil. On March 10, 2009, the Supreme Court of the Republic of Panama suspended the imposition of ANAM’s fine until the matter of the Company’s appeal is resolved. It is the Company’s contention that the Company is required to comply with the Ministry of Industry and Commerce and ANAM’s authority is limited to making recommendations. Therefore, the Company does not believe that ANAM has the ability to issue a fine under the terms of Ley Petaquilla 9 and, as such, no amount has been recorded.

2)

The Ministry of Industry and Commerce has indicated that the Government of Panama would like to increase royalties on metal sales from 2% to 4%. This would require a legislative change and the timing and degree of certainty of this are not known at this time. The effect of increasing royalties by 2% on the Company’s operations and financial position for the current year would be an increase in cost of sales of $948,097 and an increase in accounts payable of $1,198,721.

3)

During the year ending May 31, 2008, the Company was served with a claim by a former officer in the amount of $250,000. This matter will be going to mediation in fiscal 2011. The Company believes that the claim is without merit and has not recorded a liability as the outcome is uncertain and the amount that could be paid, if any, is not determinable.

4)

On October 6, 2010 Pro-Con Industries, Inc. filed a claim in the Los Angeles Superior Court against Petaquilla Minerals S.A. for breach of written contract, fraud, intentional interference with economic relationship and negligent interference with economic relationship. The claim seeks damages in excess of $600,000 in addition to punitive damages and attorney fees.

The Company’s legal counsel is unable to provide an opinion as to either party’s chances of success as the discovery process has not yet commenced.

PETAQUILLA MINERALS LTD.
INTERIM NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in United States Dollars)
Six months ended November 30, 2010 and six months ended November 30, 2009

23.	CONTINGENCIES (continued)

5)

The Company is engaged in certain other legal actions in the ordinary course of business and believes that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

24.	SUBSEQUENT EVENTS

Subsequent to November 30, 2010 the following events took place:

1)	6,821,300 warrants were exercised.

2)

On January 10, 2011, the Company closed on a non-brokered private placement offering of $32,000,000 Canadian. The net proceeds from the sale of 16,000,000 units at $1.00 Canadian per unit will be applied to the Company’s secured notes balance. The net proceeds from the sale of 16,000,000 subscription receipts at $1.00 Canadian per subscription receipt, if approved by shareholders, in combination with available capital will be used to redeem the Company’s remaining secured notes balance.

Each unit consists of one common share and one common share purchase warrant, entitling the holder to purchase one additional common share of the Company for a period of three years at a price of $1.45 Canadian per share. Each subscription receipt will be converted into one unit upon receipt of shareholder approval of the offering on or before February 8, 2011. If shareholder approval of the offering is not obtained on or before February 8, 2011, the proceeds from the sale of subscription receipts or $16,000,000 Canadian will be returned without deduction to the purchasers of subscription receipts.

All securities distributed in the first tranche of the private placement are subject to a four-month plus one day hold period expiring May 1, 2011. All securities distributed in the second tranche of the private placement are subject to a four-month plus one day hold period expiring May 8, 2011.

In connection with the closing of the private placement of units, the Company has issued 788,815 finders’ options and paid finders’ fees in the amount of $788,815 Canadian. In connection with the closing of the private placement of subscription receipts, if approved by shareholders, the Company will issue further finders’ options of 779,934 and pay finders’ fees of $779,934 Canadian. Each finder’s option will entitle the holder to acquire one unit at a price of $1.00 Canadian per unit for a period of three years from closing of the private placement.

3)

The approval of a Credit Line Facility with Global Bank for heavy equipment acquisitions by Panama Desarrollo de Infraestructuras, S.A. The total amount of this facility is $12.5 millions and is divided in two types of credit operations. One is a leasing facility up to $10 millions at 6.25% per annum and the other a pledge line in amount of $2.5 million at 6% per annum. In addition there will be a restrictive cash deposit for the second credit line (pledged) for the same amount that will earn interest of 5% per annum.